SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITORS' REPORT

To The Shareholders of Sungold Entertainment Corp.:

We have audited the consolidated balance sheet of Sungold Entertainment Corp. (a development stage company) as at August 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2003, 2002 and 2001 and for the cumulative period from April 7, 1986 (inception) to August 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and cash flows for the years ended August 31, 2003, 2002 and 2001 and for the cumulative period from April 7, 1986 (inception) to August 31, 2003 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 13). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC
December 4, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 4, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC
December 4, 2003

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

	2003	2002
	$	$
ASSETS

CURRENT ASSETS
Cash	47,928	23,772
Prepaid expenses and deposits	4,154	374,953
	52,082	398,725
PRE-DEVELOPMENT COSTS (Note 3)	762,042	2,768,316
CAPITAL ASSETS (Note 4)	604,282	541,484
	1,418,406	3,708,525

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	175,238	32,824
Loans payable (Note 7 a)	17,390	282,187
Obligation under capital leases (Note 5)	17,253	19,423
	209,881	334,434
OBLIGATION UNDER CAPITAL LEASES (Note 5)	-	17,253
	209,881	351,687

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	18,574,369	16,156,646
CONTRIBUTED SURPLUS	51,922	-
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	(17,417,766)	(12,799,808)
	1,208,525	3,356,838
	1,418,406	3,708,525

APPROVED BY THE DIRECTORS:

“Art Cowie”                                    Director

“Anne Kennedy”                           Director

(See accompanying notes to consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2003	2003	2002	2001
	$	$	$	$

REVENUE
Sales	33,179	1,305	19,446	12,428
Interest income and miscellaneous	43,336	12	11	2
Gain on disposition of marketable securities	838,947	-	-	-
	915,462	1,317	19,457	12,430

EXPENSES
Advertising and promotion	3,139,255	594,941	808,511	714,709
Management fees	1,829,253	286,603	246,000	246,000
Professional and consulting fees	1,966,833	547,829	242,565	118,716
Investor relations	1,001,315	214,843	169,935	93,927
Travel and conferences	865,849	201,229	138,468	77,504
Internet services	746,184	184,249	410,144	151,791
Office and miscellaneous	733,970	164,044	60,936	70,096
Amortization	527,210	144,616	161,923	142,669
Office rent and services	456,467	80,595	69,017	48,990
Transfer agent and filing fees	292,320	33,078	34,902	24,916
Insurance	262,390	61,470	71,552	51,449
Financing fees	218,000	-	-	-
Finder fees	154,031	-	-	-
Interest and bank charges	139,221	8,314	4,923	4,149
Stock based compensation	51,922	51,922	-	-
Settlement agreement	40,000	-	-	-
Prizes	34,726	5,641	29,085	-
Fees and commissions	29,741	-	-	-
Interest on capital leases	25,623	11,962	10,543	3,118
Corporate capital tax	500	250	250	-
Foreign exchange loss (gain)	(13,640)	10,269	4,526	(12,098)
	12,501,170	2,601,855	2,463,280	1,735,936
Impairment write-down of pre-development
costs and investment	5,832,058	2,017,420	158,817	460,574
	18,333,228	4,619,275	2,662,097	2,196,510
LOSS	17,417,766	4,617,958	2,602,640	2,184,080
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE – beginning	-	12,799,808	10,197,168	8,013,088
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE – ending	17,417,766	17,417,766	12,799,808	10,197,168

Weight Average Number of Shares		63,900,867	42,409,898	27,991,260
Adjusted for Sept 8, 2003, 21 for 20 stock split
(Note 10)		3,993,531	3,993,531	3,993,531
		67,894,398	46,403,429	31,984,791

Loss per share		0.0680	0.0560	0.0682

(See accompanying notes to consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31	2003	2002	2001
	2003	$	$	$
	$

OPERATING ACTIVITIES
Loss	(17,417,766)	(4,617,958)	(2,602,640)	(2,184,080)
Items not involving cash:
Amortization	527,210	144,616	161,923	142,669
Debt settled by issuance of private
placements units	582,561	582,561	-	-
Stock-based compensation	51,922	51,922	-	-
Write-down of pre-development costs and
investment	5,832,057	2,017,420	158,817	460,574
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of capital assets	14,032	-	-	-
	(11,248,931)	(1,821,439)	(2,281,900)	(1,580,837)
Cash provided by changes in non-cash
Working capital items:
Prepaid expenses and deposits	(4,154)	370,799	(329,186)	(4,718)
Accounts payable and accrued liabilities	175,238	142,414	(82,886)	(20,977)
Loans payable	17,390	(264,797)	282,187	-
	(11,060,457)	(1,573,023)	(2,411,785)	(1,606,532)
INVESTING ACTIVITIES
Pre-development costs	(5,206,715)	(11,146)	(32,908)	(316,358)
Acquisition of capital assets	(1,103,025)	(207,414)	(7,690)	(416,489)
	(6,309,740)	(218,560)	(40,598)	(732,847)

FINANCING ACTIVITIES
Repayment of obligation under capital leases	(39,776)	(19,423)	(16,049)	(4,304)
Issuance of shares	15,717,808	1,835,162	2,388,010	2,391,331
Proceed of disposition of marketable securities	1,725,747	-	-	-
Proceeds of disposition of capital assets	14,346	-	-	-
	17,418,125	1,815,739	2,371,961	2,387,027

INCREASE (DECREASE) IN CASH	47,928	24,156	(80,422)	47,648
CASH – beginning	-	23,772	104,194	56,546
CASH – ending	47,928	47,928	23,772	104,194

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:	164,844	20,276	15,466	7,267
Interest paid
	Income taxes paid	-	-	-	-

3)	During the year, the Company issued 11,750,000 private placement units to settle $582,561of debts

(See accompanying notes to consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	GOING CONCERN AND NATURE OF OPERATIONS

Sungold Entertainment Corp. (the “Company”) is incorporated in the Province of British Columbia under the Company Act (British Columbia) (See Note 11 a), and its principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, online jackpot wagering copyrights, trademarks and patents. These regulations are continually changing. The Company believes its activities comply in all material respects with all applicable laws and regulations.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SafeSpending Inc. (formerly Sungold Entertainment USA, Inc.), Horsepower Broadcasting Network Inc., Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc. (incorporated June 26, 2003). All inter-company transactions and balances have been eliminated.

	d)	Translation of Foreign Currencies: Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

		•	Current assets and current liabilities at exchange rates at the end of the year;
		•	Other assets at historical rates;
		•	Revenues and expenses at the average rate of exchange for the month incurred.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Translation of Foreign Currencies (continued): Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

e)

Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. The management assess annually whether the recovery of the unamortized balance of these costs from the future operations can continue to be regarded as probable. When the unamortized balance is determined to exceed the expected amount of recovery through future related revenues, less relevant costs, the deferred pre-development costs are impaired and are written down to fair value.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

	f)	Capital Assets and Amortization Capital assets are recorded at cost with amortization provided on a declining balance as follows:

	Computer equipment	30%
	Computers under capital leases	30%
	Internet software	20%
	Furniture and fixtures	20%

	The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

g)

Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h)

Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and private placement units are anti-dilutive, and therefore have no effect on the determination of loss per share.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)

Stock-based Compensation Plans

The Company has adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Section 3870 – stock-based compensation and other stock-based payments regarding accounting for stock-based compensation, which requires the use of fair value based method prospectively.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 6 b).

NOTE 3	PRE-DEVELOPMENT COSTS

a)

Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band (“Band”) in Michigan, USA to develop and manage a full service casino and gaming operation. In 1999, the Band beached the agreement. As a consequent, the Company filed a comprehensive lawsuit in the Michigan courts against the Band. In 2002, the Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants’ claim of sovereign immunity. During the current fiscal year, the Michigan Supreme Court denied the Company an application to appeal the Michigan Court of Appeals court decision and the Company decided not to appeal to the United States Supreme Court..

The management believes that the Company could receive compensation of damages from parties that caused the beach of agreement, but the likelihood for the success of a lawsuit cannot be determined. After assessing the Michigan courts decisions; and considering the project has been delayed for more than three years, the management decided to provide an impairment write-off on the Gun Lake project.

				Impairment
		2002	Additions	Write-off	2003
		$	$	$	$

	Consulting and legal fees	1,036,168	-	(1,036,168)	-
	Contractual obligation	520,117	-	(520,117)	-
	Travel and lodging	213,432	-	(213,432)	-
		1,769,717	-	(1,769,717)	-

b)

Vancouver Racecourse / Richmond Equine Training Centre project

In November 2002, the option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex expired, and the Company did not obtain a new option to purchase 100 acres on the same property. Consequently, the Company wrote-off all deferred expenditure that were related directly to the option property.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

b)

Vancouver Racecourse / Richmond Equine Training Centre project (Continued)

The Company is continuously lobbying with the regulatory authorities on its proposal to renovate the Hastings Park horse track facility in Vancouver, British Columbia, in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

In September 2003, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the Cities of Vancouver and of Richmond, BC and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2004. (See Related Party Transactions Note 7 a).

				Impairment
		2002	Additions	Write off	2003
		$	$	$	$
	Consulting and legal fees	807,626	1,680	(195,507)	613,799
	Architectural fees	32,752	-	(32,752)	-
	Other direct costs	20,972	-	(19,444)	1,528
		861,350	1,680	(247,703)	615,327

c)

HorsepowerTM Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (BC) to develop a virtual Horserace wagering system - HorsepowerTM. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. (“HBNI”). Sungold reserves the rights to all intellectual property.

HBNI acquired computer hardware for developing software and leased a hosting facility that enables HorsepowerTM to operate the $US based World wagering pool at licensed racetracks and licensed teletheatres worldwide. HBNI engaged it’s sister company Horsepower Broadcasting Network (HBN) International Ltd. to test run their US $ wagering program through the World Wide Web. The hardware and software development costs are capitalized under capital assets and amortized annually.

			Impairment
	2002	Additions	Write off	2003
	$	$	$	$
Legal and consulting fees	58,999	-	-	58,999

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

NOTE 3	PRE-DEVELOPMENT COSTS (continued)

d)

HorsepowerTM Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), in the Province of Quebec under the Canada Business Corporation Act. HBN operated under the Horsepower World Pool pari-mutual licensing system licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. In March 2003, HBN made a strategic decision to offer Horsepower pari-mutual wagering and the Horsepower World Pool, exclusively through licensed, land based Racetrack and Teletheatres and to grant 20 year licenses for Horsepower Parimutual World Pool Wagering, to authorized racing affiliates worldwide. During the year no predevelopment costs were capitalized under HorsepowerTM operating project. The Company management believes the Company complies in all material respects with the governing laws and regulations.

e)

SafeSpending project

In May 2001, the Company acquired the entire world wide right, title and interest to the internet payment system technology of SafeSpending from SafeSpending Services Inc. The SafeSpending internet payment system will be a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals. The acquisition agreement includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it’s subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

In May 2003, the Company changed the name of its US subsidiary, Sungold Entertainment USA Inc., to SafeSpending, Inc. and intends to set up a SafeSpending operation in USA.

			Impairment
	2002	Additions	Write off	2003
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	15,950	9,466	-	25,416
	78,250	9,466	-	87,716

			Impairment
	2002	Additions	Write off	2003
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	2,768,316	11,146	(2,017,420)	762,042

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 4	CAPITAL ASSETS

			2003		2002
		Cost	Less	Net Book	Net Book
			Accumulated	Value	Value
			Amortization
		$	$	$	$
	Internet software – HorsepowerTM	761,104	289,407	471,697	385,902
	Computer equipment	266,340	180,721	85,619	118,463
	Computers under capital leases	54,834	31,050	23,784	37,119
	Furniture and fixtures	25,758	2,576	23,182	-

		1,108,036	503,754	604,282	541,484

Note 5

OBLIGATION UNDER CAPITAL LEASES

The Company has two lease agreements for computers accounted for as capital leases. Current payments are $1,822 monthly, expiring April 2004 through June 2004. The following is a schedule of future lease payments

		2003	2002
		$	$
	Total minimum lease payments	18,252	41,834
	Less amount representing interest	(999)	(5,158)
	Balance of obligations	17,253	36,676
	Less current portion	(17,253)	(19,423)
	Non-current portion	-	17,253

	In August 2003, the Company exercised a buy option to purchase a computer under capital lease.

Note 6

SHARE CAPITAL

During the year, the Company received regulatory approval to increase its authorized share capital as approved in the Annual General Meeting held in February 2003. The authorized common shares were then increased to unlimited from 100,000,000 shares (See subsequent event note 11 c).

	2003	2002
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
with a par value of $10 each
100,000,000 Class “B” preference shares
with a par value of $50 each
Issued and outstanding:
79,871,209 common
(2002 – 50,121,209 common)	18,574,369	16,156,646

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	SHARE CAPITAL (continued)

	a)	Shares issued during the year:

		2003		2002
		#	$	#	$
	For cash – private placements	16,000,000	1,673,938	13,270,000	2,028,381
	– exercise of share
	purchase warrants	2,000,000	161,224	516,666	48,162
	– exercise of incentive share
	purchase options	-	-	1,880,000	311,467
		18,000,000	1,835,162	15,666,666	2,388,010
	For debt – private placements	11,750,000	582,561	-	-
		29,750,000	2,417,723	15,666,666	2,388,010

b)

Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2002	Granted	Exercised / Expired	Balance Aug 31, 2003	Expiration date
Feb. 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
Feb. 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
Mar. 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
Aug. 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
Oct. 22, 2001	US$0.1000	100,000	-	-	100,000	October 22, 2006
Oct. 23, 2001	US$0.1200	100,000	-	-	100,000	October 23, 2006
Dec. 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
Jan. 4, 2002	US$0.0800	802,764	-	-	802,764	January 4, 2007
Jan. 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
Mar 26, 2002	US$0.2300	136,000	-	136,000	-	Cancelled
May 17, 2002	US$0.0200	272,000	-	-	272,000	May 17, 2007
Oct. 11, 2002	US$0.1500	-	200,000	-	200,000	October 11, 2007
Oct. 16, 2002	US$0.1500	-	300,000	-	300,000	October 16, 2007
Jan. 23, 2003	US$0.1100	-	136,000	-	136,000	January 23, 2008
Jan. 28, 2003	US$0.1000	-	750,000	750,000	-	Cancelled
May 27, 2003	US$0.0500	-	64,000	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	-	150,000	-	150,000	May 28, 2008

		3,440,664	1,600,000	886,000	4,154,664

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued)

Since September 1, 2002, the Company granted 850,000 share purchase options to employees and non-employees as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Oct. 11, 2002	US$0.1500	200,000	200,000	-	16,600	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	300,000	-	24,900	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	136,000	-	8,282	January 23, 2008
May 27, 2003	US$0.0500	64,000	64,000	-	640	May 27, 2008
May 28, 2003	US$0.0500	150,000	150,000	-	1,500	May 28, 2008

		850,000	850,000	-	51,922

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	3
Volatility in the price of the Company’s common shares	150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2002	Granted	Exercised	Cancelled / Expired	Balance Aug 31, 2003	Expiration date
Oct. 12, 1999	US$0.250	136,000	-	-	136,000	-	October 12, 2002
Oct. 12, 1999	US$0.320	150,000	-	-	150,000	-	October 12, 2002
Apr. 20, 2000	US$0.330	500,000	-	-	500,000	-	Voluntary request
May 24, 2000	US$0.250	400,000	-	-	400,000	-	Voluntary request
Jun. 28, 2000	US$0.420	200,000	-	-	200,000	-	Voluntary request
Jul. 31, 2000	US$0.300	400,000	-	-	400,000	-	Voluntary request
Aug.24, 2000	US$0.300	240,000	-	-	240,000	-	Voluntary request
Aug. 29, 2000	US$0.250	100,000	-	-	100,000	-	Voluntary request
Sep.6, 2000	US$0.300	100,000	-	-	100,000	-	Voluntary request
Sep.21, 2000	US$0.200	800,000	-	-	800,000	-	Voluntary request
Oct.12, 2000	US$0.200	919,000	-	-	600,000	319,000	(1)October 12, 2003
Dec.22, 2000	US$0.200	100,000	-	-	100,000	-	Voluntary request
Mar.23, 2001	US$0.200	900,000	-	-	900,000	-	Voluntary request
Mar.19, 2001	US$0.200	600,000	-	-	600,000	-	Voluntary request
April 5, 2001	US$0.200	550,000	-	-	550,000	-	Voluntary request
May 8, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Voluntary request
May 29, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Voluntary request
Jun.27, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Voluntary request
Sep.7, 2001	US$0.200	1,000,000	-	-	-	1,000,000	September 7, 2004
Oct.24, 2001	US$0.150	420,000	-	-	-	420,000	October 24, 2004
Nov.4, 2001	US$0.150	1,000,000	-	-	-	1,000,000	November 4, 2004
Dec.14, 2001	US$0.060	2,333,334	-	-	-	2,333,334	December 14, 2004
Jan.7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
Jan.30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
Mar.1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
Mar.26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
Apr. 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
Jul. 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
Jul. 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
Aug. 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
Jul. 23, 2002	US$0.080	-	1,500,000	-	-	1,500,000	July 23, 2005
Sep. 27, 2002	US$0.080	-	3,000,000	-	-	3,000,000	September 27, 2005
Nov. 1, 2002	US$0.070	-	3,000,000	-	-	3,000,000	November 1, 2005
Dec. 12, 2002	US$0.060	-	1,000,000	1,000,000	-	-	December 12, 2005
Dec. 18, 2002	US$0.050	-	1,000,000	1,000,000	-	-	December 18, 2005
Jan. 24, 2003	US$0.100	-	2,000,000	-	-	2,000,000	January 24, 2006
Mar. 26, 2003	US$0.050	-	3,000,000	-	-	3,000,000	March 26, 2006
Apr. 10, 2003	US$0.040	-	3,750,000	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	-	3,000,000	-	-	3,000,000	May 16, 2006
Jun. 11, 2003	US$0.030	-	3,000,000	-	-	3,000,000	June 11, 2006
Jul. 7, 2003	US$0.031	-	2,500,000	-	-	2,500,000	July 7, 2006
Aug. 21, 2003	US$0.075	-	1,000,000	-	-	1,000,000	August 21, 2006

		22,698,334	27,750,000	2,000,000	8,776,000	39,672,334

                (1) See Subsequent Events note 11 (d)

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 7	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $17,390 (US$12,250) [2002 - $282,187 (US$181,028)] are from a director and officer of a subsidiary of the Company.

	b)	The Company extended an intention agreement with a company with a common director, for its Richmond / Vancouver Horseracing project. (See Pre-development Costs Note 3 c).

	c)	During the year management fees of $286,603 [2002 - $246,000] were paid to the directors and officers.

	d)	During the year consulting fees of $286,645 [2002 - $76,102] were paid to the directors or companies with common directors.

Note 8

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loans payable and obligation under capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Note 9

ACCUMULATED LOSSES AND INCOME TAXES

The company has accumulated non-capital losses for income tax purposes of $9,559,268 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$

2004	543,932
2005	474,086
2006	653,279
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
9,559,268

The company has accumulated capital losses for income tax purposes of $3,143,556 that may be carried forward indefinitely and used to reduce capital gains in the future.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 9

ACCUMULATED LOSSES AND INCOME TAXES (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Note 10

EARNINGS PER SHARE

A 21 for 20 stock split occurred after the August 31, 2003 year-end but before the completion of the financial statements, CICA handbook section 3500 – Earning per Share requires the computations of earning per share should be based on the new number of shares and adjusted retroactively for all periods presented to reflect that change. (See also subsequent events note 11c).

Note 11	SUBSEQUENT EVENTS

a)
The Company is in the process of changing its name to Sungold International Holdings Corp. and continuing under the Canada Business Corporate Act from the British Columbia Company Acts. In connection with the Company’s name change and continuation, the Company will change its trading symbol from “SGGNF” to “SGIHF” on the OTC Bulletin Board. The change is subject to government agency and regulatory approval.

b)
On September 5, 2003, the Company announced a private placement of 2,000,000 units at US$0.06 each and subsequently issued the units for a total of $161,100 (US$120,000) for debt in September and October.

	c)	On September 8, 2003, the Company issued 3,993,531 shares to its shareholders, record date September 1, 2003, pursuant to a 21 for 20 stock split approved by the Board of Directors on July 28, 2003.

	d)	On October 12, 2003, 319,000 share purchase warrants expired after the year end.

e)
On October 31, 2003, the Company announced a private placement of 2,000,000 units at US$0.06 each and subsequently issued the units for a total of $158,064 (US$120,000) for debt in October and November.

Note 12	COMPARATIVE FIGURES The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current year.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13

UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”). The Company is considered to be a pre-operational Company under US GAAP.

The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders’ equity in accordance with US GAAP are outlined as follows:

a)

Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned or impaired. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)

Foreign Currency Translation

Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders’ equity.

c)

Share Options

In December 2002, Financial Accounting Standards Board issued FASB No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB No. 123 “Accounting for stock-based Compensation””. FASB No. 148 allows a change to the fair value based method of accounting for stock-based employee compensation prospectively. The Company adopted the new FASB No. 148 for the year-end August 31, 2003. There are no differences between CDN GAAP and US GAAP on stock-based compensation presentation..

	d)	Loss per share For all years indicated, the options and warrants outstanding during the year are anti-dilutive and therefore fully diluted loss per share has not been disclosed.

e)

Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

	f)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

		2003	2002	2001
		$	$	$

	Pre-development costs	-	-	-
	Share capital	23,285,107	20,867,384	18,479,374
	Foreign currency adjustments	13,640	23,909	28,435
	Deficit	(22,904,186)	(20,302,771)	(17,830,566)

g)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2003	2002	2001
	$	$	$
Deficit - CDN GAAP	(17,417,766)	(12,799,808)	(10,197,168)
Cumulative effect of previous
years’ adjustments	(7,502,963)	(7,633,398)	(7,765,516)
	(24,920,729)	(20,433,206)	(17,962,684)
US GAAP material adjustments:
· Effect of the write-off of pre-
development costs on net loss	2,006,274	125,909	144,216
· Foreign currency adjustments	10,269	4,526	(12,098)
	2,016,543	130,435	132,118
Deficit - US GAAP	(22,904,186)	(20,302,771)	(17,830,566)

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	h)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Foreign	Total
	Common	Accumulated	Currency	Shareholders’
	Shares	Deficit	Translation	Equity
	Amount		Adjustments
	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	107,501
• Net loss under US GAAP	-	-	-	-
August 31, 1987	107,501	-	-	107,501
• Shares for cash	166,971	-	-	166,971
• Net loss under US GAAP	-	-	-	-
August 31, 1988	274,472	-	-	274,472
• Shares for cash	401,667	-	-	401,667
• Shares for property	227,000	-	-	227,000
• Net loss under US GAAP	-	(753,962)	-	(753,962)
August 31, 1989	903,139	(753,962)	-	149,177
• Shares for cash	622,215	-	-	622,215
• Shares for property	1,897,000	-	-	1,897,000
• Net loss under US GAAP	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	100,250
• Net loss under US GAAP	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	402,900
• Net loss under US GAAP	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	465,875
• Shares for property	150,000	-	-	150,000
• Net loss under US GAAP	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	576,500
• Net loss under US GAAP	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	175,000
• Foreign currency	-	-	3,448	3,448
• Net loss under US GAAP	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	255,750
• Foreign currency	-	-	3,329	3,329
• Net loss under US GAAP	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	(5,466,012)	6,777	89,394

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

			Foreign	Total
	Common	Accumulated	Currency	Shareholders’
	Shares	Deficit	Translation	Equity
	Amount		Adjustments
	$	$	$	$
August 31, 1996 – balance forward	5,548,629	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	1,250,000
• Share-based compensation	1,345,680	(1,345,680)	-	-
• Foreign currency	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	1,351,967
• Share-based compensation	2,078,946	(2,078,946)	-	-
• Foreign currency	-	-	11,140	11,140
• Net loss under US GAAP	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	1,044,358
• Share-based compensation	1,286,112	(1,286,112)	-	-
• Foreign currency	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	2,182,351
• Foreign currency	-	-	18,438	18,438
• Net loss under US GAAP	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	2,391,331
• Foreign currency	-	-	12,098	12,098
• Net loss under US GAAP	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	2,388,010
• Foreign currency	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	(20,302,771)	23,909	588,522
• Shares for cash	2,417,723			2,417,723
• Foreign currency			(10,269)	(10,269)
• Net loss under US GAAP		(2,601,415)		(2,601,415)
August 31, 2003	23,285,107	(22,904,186)	13,640	394,561

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	i)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative	2003	2002	2001
	Amounts
	From
	Apr 7/86 to
	Aug 31/02
	$	$	$	$
Net loss under CDN GAAP	(17,417,766)	(4,617,958)	(2,602,640)	(2,184,080)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(762,042)	2,006,274	125,909	144,216
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(13,640)	10,269	4,526	(12,098)
Net loss under US GAAP	(22,904,186)	(2,601,415)	(2,472,205)	(2,051,962)
Loss per share under US GAAP		0.0383	0.0533	0.0642
			`
Weighted average number of shares		67,894,398	46,403,429	31,984,791

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

k)

New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In June 2001, Financial Accounting Standards Board (“the FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143 Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for fiscal years beginning after June 15, 2002. The Company does not expect that adoption of SFAS No. 143 will have a material impact on its results from operations or financial position.

In April 2002, the FASB issued Statement No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other things, SFAS 145 rescinds both SFAS No. 4 Reporting Gains and Losses from Extinguishment of Debt and the amendment of SFAS No. 4, and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through these rescission, SFAS 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for financial statements issued after May 15, 2002. The Company does not expect that adoption of SFAS 145 will have a material impact on its results from operations or financial position.

In June 2002, the FASB issued Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which is effective for exit or disposal activities after December 31, 2002. Under SFAS 146, liabilities arising from exit or disposal activities are recognized only when incurred, and measured at their fair value. The Company does not expect that adoption of SFAS 146 will have a material impact on its results from operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that adoption of FIN 45 will have a material impact on its results from operations or financial position.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 148). This amendment provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation, and amends disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method adopted for stock compensation accounting and its effect on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The Company has adopted the recommendation for current year.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

k)

New Accounting Standards (continued)

In January 2003, the FASB issued Interpretation No. (‘‘FIN’’) 46 – ‘‘Consolidation of Variable Interest Entities’’ (‘‘FIN 46’’). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities defined as ‘‘Variable Interest Entities’’ (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a ‘‘controlling financial interest’’ or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect that adoption of FIN 46 will have a material impact on its results from operations or financial position.

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

On May 15, 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatorily redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

Canadian Standards

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after July 1, 2003. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

k)

New Accounting Standards (continued)

Canadian Standards

In 2002, the CICA issued revised Handbook section 3475 Disposal of Long-Lived Assets and Discontinued Operations. The revised standard establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, the revised standard expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction. Section 3475 is effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003. The Company does not expect the adoption of CICA section 3475 to have a material impact on its results from operations or financial position.

In 2002, the CICA issued Handbook section 3063 Impairment of Long-Lived Assets, harmonizes with the impairment provisions of FASB Statement No. 144 – Accounting for Impairment or Disposal of Long-Lived Assets, which requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. Under Handbook Section 3063 an impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the adoption of CICA section 3063 to have a material impact on its results from operations or financial position.

In 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

In 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmony with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.